Exhibit 99
2019 LETTER TO SHAREHOLDERS

Dear Fellow Eastern Shareholders:

We continued to make significant progress on our commitment to creating long-term value for our shareholders in 2018.
2018 Results
Sales for 2018 totaled $234.3 million, an increase of 15% from $204.2 million in 2017.  Sales growth reflects strong organic growth across most of our business segments and the full-year impact of the acquisition of Velvac, which closed on April 3, 2017.  Earnings per share for 2018 were $2.31, compared to $0.80 for 2017.
All three of our business segments grew sales in 2018 compared to 2017.  Our Industrial Hardware segment sales grew by 22%, benefitting from its strong position in the heavy duty truck and distribution markets. Our Security Product segment sales grew by 6%, as a result of our investments at Illinois Lock and the acquisition of Load N Lock.  Our Metal Products segment sales were up 4% over 2017.  The Metal Products segment continues to benefit from diversification into other industrial markets, including infrastructure, reducing its reliance on mining end-markets.
Net income in 2018 was $14.5 million compared to $5.0 million in 2017.  The change in earnings was largely attributable to a 48% increase in operating earnings from our businesses and the one-time impact of the Tax Cut and Jobs Act in 2017, which was enacted in December 2017. In the fourth quarter of 2017, we incurred an incremental one-time tax charge of $2.5 million, which consisted of a $2.0 million charge tax legislation on our deferred tax asset.
We sustained our growth in return on invested capital*, which, we believe, is an important indicator of our overall performance.  Our return on invested capital in 2018 was 11.3%, compared to 6.6% for 2015, when we first started reporting this measure.
We grew our book value by 11.5% over the prior year.  On December 31, 2018 Eastern's book value was $96.6 million, after paying $2.8 million in dividends. This is a record for the company.  In 2018, Eastern's total return for shareholders was -6.9%, outperforming the Russell 2000®  by 4.1% during the same period.
2018 Review
Our strategy for creating long-term shareholder value includes strengthening our portfolio of businesses, maximizing the performance of our best businesses and using our balance sheet to drive growth. Last year, we were successful in each of those areas.
In June 2018, we acquired specific assets of Load N Lock Systems, Inc., a leader in innovative truck cap and tonneau cover locks. Load N Lock's patented integrated-power-lock is a first in market for truck accessories locks. This acquisition strengthens our Illinois Lock Company by bringing innovative technologies, building scale in attractive end markets and increasing access to new markets.
At the same time, we invested in the long-term growth of our best businesses.  In 2018, we invested $7.0 million in product development, an increase of 24% over the prior year.  We developed a brand new closing system for roll-up doors, electronic and pneumatic door controls for school buses, and Bluetooth locking systems.
We took advantage of our strong cash flow and reduced our debt by $6.6 million, used cash to acquire the assets of Load N Lock, and allocated $2.5 million towards our pension obligations.

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We are fortunate to work with a committed team of associates and business leaders at Eastern who share a passion for results.  Together, they delivered a record 2018 and are making investments for a strong future.  We also express our thanks to the 14 associates who retired from Eastern in 2018.  Together, they contributed 412 years to our success.
We are pleased to announce that we have nominated Peggy Scott for Director to our Board in 2019.  Ms. Scott is currently Chairperson of the Board of Cleco Corporate Holdings LLC, and served as its Interim CEO. Previously, Ms. Scott served as the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Blue Cross Blue Shield of Louisiana ("BCBS"). Prior to BCBS, Ms. Scott was a Managing Partner with Deloitte advising industrial companies.
2019 Outlook
We anticipate continued growth in sales and earnings in 2019, primarily as a result of our investments in new products.  We believe that 2019 sales and earnings will benefit more modestly from demand growth in our core markets, with only modest growth in Class 8 trucks and a cyclical downturn in the market for recreational vehicles.
We intend to fund the growth of our highest-return businesses by investing in new product development at Eberhard, Illinois Lock, and Velvac and by making targeted acquisitions.  We will continue to look for acquisition opportunities that have strong economics and help us build scale and create differentiation in attractive end markets.
We are proud of our company's 161-year history and are confident that our focus on allocating capital in a disciplined, patient manner and growing the cash flows of our subsidiary companies will create meaningful long-term value for our shareholders.

/s/August M. Vlak
August M. Vlak
 President and Chief Executive Officer

/s/James A. Mitarotonda
James A. Mitarotonda
 Chairman of the Board

Cautionary Language Concerning Forward-Looking Statements

Statements in this document about The Eastern Company's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words "believes," "intends," "continues," "reflects," "plans," "anticipates," "expects," and similar expressions, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon the current beliefs and expectations of the management of The Eastern Company. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Among the risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, but are not limited to changing customer preferences, lack of success of new products, loss of customers and increased prices for raw materials. There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in The Eastern Company's reports and filings with the Securities and Exchange Commission. The Eastern Company undertakes no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

* We define return on invested capital as [tax adjusted EBIT] / [fixed assets + intangible assets + current assets – current liabilities – cash]

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